UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

WalkMe Ltd.
(Name of Issuer)

Ordinary shares, no par value
(Title of Class of Securities)

M97628107
(CUSIP Number)

Christopher Arthur Bulger Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY +44 (0) 20 7518 2800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Jennifer J. Carlson Willkie, Farr & Gallagher LLP 300 North LaSalle Dr. Chicago, IL 60654 (312) 728 9000
September 12, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M97628107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMBLESIDE S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M97628107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VITRUVIAN III LUXEMBOURG S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M97628107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMBLESIDE LUX S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M97628107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIP III CORTEX-B S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M97628107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIP III NOMINEES LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M97628107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIP III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. M97628107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIP III CO-INVEST LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. M97628107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VITRUVIAN PARTNERS LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the initial statement on Schedule 13D that was filed on June 18, 2021 (the “Initial Statement”), as amended by Amendment No. 1 filed on December 17, 2021 (“Amendment No. 1” and, together with the Initial Statement, the “Schedule 13D”), relating to the Ordinary Shares of the Issuer, a company formed under the laws of the State of Israel, whose principal executive offices are located at 1 Walter Moses St., Tel Aviv, 6789903, and its business telephone number is +972 (3) 763-0333.

Information given in response to any item of the Schedule 13D, as amended and supplemented by this Amendment No. 2 (as so amended and supplemented, this “Statement”), shall be deemed incorporated by reference in all other items as applicable. Unless noted otherwise, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 12, 2024, the Issuer, SAP SE, a European stock corporation (Societas Europaea) under the laws of Germany and the European Union (“Parent”), and Hummingbird Acquisition Corp Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), announced the consummation of the previously reported acquisition of the Issuer by Parent as a result of the merger of Merger Sub with and into the Issuer, in accordance with the Israeli Companies Law, 5759-1999, with the Issuer surviving the merger and becoming a wholly owned subsidiary of Parent (the “Merger”). Pursuant to the terms of the Agreement and Plan of Merger, dated as of June 4, 2024, by and among the Issuer, Parent and Merger Sub (as amended from time to time, the “Merger Agreement”), as of the Effective Time (as defined in the Merger Agreement), each Ordinary Share issued and outstanding immediately prior to the Effective Time was automatically converted into the right to receive, without interest, an amount in cash equal to $14.00 (subject to adjustment under the Merger Agreement and less any applicable withholding taxes).

Accordingly, as a result of the consummation of the Merger, the Reporting Persons no longer beneficially own any Ordinary Shares.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 2 and 3 and on the cover pages of this Amendment No. 2 is incorporated by reference in its entirety into this Item 5.

(a)	As of the date of this Amendment No. 2, the Reporting Persons do not beneficially own any Ordinary Shares.
(b)	As of the date of this Amendment No. 2, the Reporting Persons do not beneficially own any Ordinary Shares.
(c)	Except as set forth in this Amendment No. 2, there have been no transactions in the Ordinary Shares effected during the past 60 days by any person named in Item 2 hereof.
(d)	Except as set forth in this Amendment No. 2, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares previously beneficially owned by the Reporting Persons.
(e)	On September 12, 2024, following the consummation of the Merger, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this Amendment No. 2, and any amendment or amendments hereto.

Except as set forth in this Amendment No. 2, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 99.1	Joint Filing Agreement, dated December 17, 2021, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 1 filed with the SEC on December 17, 2021).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2024	AMBLESIDE S.À R.L.

	By:	/s/ Gaël Sausy
	Name:	Gaël Sausy
	Title:	B Manager and Authorized Signatory

VITRUVIAN III LUXEMBOURG S.À R.L.

	By:	/s/ Gaël Sausy
	Name:	Gaël Sausy
	Title:	B Manager and Authorized Signatory

AMBLESIDE LUX S.À R.L.

	By:	/s/ Gaël Sausy
	Name:	Gaël Sausy
	Title:	B Manager and Authorized Signatory

VIP III CORTEX-B S.À R.L.

	By:	/s/ Gaël Sausy
	Name:	Gaël Sausy
	Title:	B Manager and Authorized Signatory

VIP III NOMINEES LIMITED

	By:	Vitruvian Partners LLP, its director

	By:	/s/ Robert James Sanderson
	Name:	Robert James Sanderson
	Title:	Partner

VIP III LP

	By:	Vitruvian Partners LLP, designated member of its general partner

	By:	/s/ Robert James Sanderson
	Name:	Robert James Sanderson
	Title:	Partner

VIP III CO-INVEST LP

	By:	Vitruvian Partners LLP, designated member of its general partner

	By:	/s/ Robert James Sanderson
	Name:	Robert James Sanderson
	Title:	Partner

VITRUVIAN PARTNERS LLP

	By:	/s/ Robert James Sanderson
	Name:	Robert James Sanderson
	Title:	Partner

Appendix A

Covered Persons

Name	Position(s)	Principal Business Address	Principal Occupation/Principal Business	Citizenship/Place of Organization
Michael Adam Risman	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United Kingdom

David Louis Nahama	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United States of America

Torsten Claus Winkler	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	Germany

Stephen James Byrne	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	Republic of Ireland

Benjamin Clark Johnson	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United Kingdom

Fabian Tobias Friedrich Georg Wasmus	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	Germany

Jussi Wuoristo	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	Finland

Robert James Sanderson	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United Kingdom

Sophie Catherine Straziota	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United Kingdom

Luuk Remmen	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	Netherlands

Appendix A-1

Name	Position(s)	Principal Business Address	Principal Occupation/Principal Business	Citizenship/Place of Organization
Vitruvian General Partner LLP	General Partner of VIP III LP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	General Partner	England and Wales

Vitruvian Scotcar General Partner LLP	General Partner of VIP III Co-Invest LP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	General Partner	Scotland

Vitruvian Directors I Limited	(1) B Manager of Ambleside S.à r.l. (2) B Manager of Ambleside Lux S.à r.l. (3) B Manager of Vitruvian III Luxembourg S.à r.l. (4) B Manager of VIP III Cortex-B S.à r.l.	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Corporate Director	England and Wales

Vitruvian Directors II Limited	(1) Director of Vitruvian Directors I Limited (2) Director of Vitruvian Partners Limited	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Corporate Director	England and Wales

Gaël Sausy	(1) B Manager of Ambleside S.à r.l. (2) B Manager of Ambleside Lux S.à r.l. (3) B Manager of Vitruvian III Luxembourg S.à r.l. (4) B Manager of VIP III Cortex-B S.à r.l.	c/o Vitruvian III Luxembourg S.à r.l., VIP III Cortex-B S.à r.l., Ambleside S.à r.l. and Ambleside Lux S.à r.l. 21, rue Philippe II, L-2340 Luxembourg	Head of Vitruvian Luxembourg Operations	France

Philippe Salpetier	(1) B Manager of Ambleside S.à r.l. (2) B Manager of Ambleside Lux S.à r.l. (3) B Manager of Vitruvian III Luxembourg S.à r.l. (4) B Manager of VIP III Cortex-B S.à r.l.	c/o Vitruvian III Luxembourg S.à r.l. VIP III Cortex-B S.à r.l., Ambleside S.à r.l. and Ambleside Lux S.à r.l. 21, rue Philippe II, L-2340 Luxembourg	Alter Domus, Director Sales & Relationship Management	Belgium

Gaëtan Dumont	(1) B Manager of Vitruvian III Luxembourg S.à r.l. (2) B Manager of VIP III Cortex-B S.à r.l.	c/o Vitruvian III Luxembourg S.à r.l. and VIP III Cortex-B S.à r.l. 21, rue Philippe II, L-2340 Luxembourg	The Square Finance s.à r.l.	Belgium

Appendix A-2

Name	Positions(s)	Principal Business Address	Principal Occupation/Principal Business	Citizenship/Place of Organization
Christopher Arthur Bulger	(1) Director and Secretary of Vitruvian Directors I Limited (2) Director and Secretary of Vitruvian Directors II Limited (3) Director and Secretary of Vitruvian Partners Limited	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	General Counsel	United Kingdom

Vitruvian Partners Limited

(1) Designated Member of Vitruvian General Partner LLP

(2) Designated Member of Vitruvian Scotcar General Partner LLP

(3) Director of Vitruvian Directors I Limited

(4) Director of Vitruvian Directors II Limited

		c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Private Equity Services Manager	England and Wales

Vitruvian Partners LLP	(1) Designated Member of Vitruvian General Partner LLP (2) Designated Member of Vitruvian Scotcar General Partner LLP (3) Director of Vitruvian Partners Limited	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	See Item 2(c)	England and Wales

Appendix A-3